UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	516,105,909,423	64.5988	32.5438
Non-Voting Shares	19,069,191,856	2,4232	1,2024
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	516,105,909,423	64.5988	32.5438
Non-Voting Shares	19,069,191,856	2.4232	1.2024

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2003 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,590,107,474	0.9500	0.4786
Non-Voting Shares	7,816,378,912	0.9932	0.4928
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	10/dez	407,853	12.40	5,057.37
Common Shares		buy	2/dez	42,122	12.33	519.36
Common Shares		buy	2/dez	39,183	12.33	483.12
Common Shares		Total		489,158		6,059.85
Non-Voting Shares		buy	10/dez	537,359	14.15	7,603.62
Non-Voting Shares		Total		537,359		7,603.62
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	7,590,596,632	0.9500	0.4786
Non-Voting Shares	7,816,916,271	0.9933	0.4929

In December 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( )Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	5	0.0010	0.0010
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2003 were done the following operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(x)Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	681,508,365	0.0853	0.0429
Non-Voting Shares	1,440,407,049	0.1830	0.0908
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	2/dez	8,365	12.33	103.14
Common Shares		buy	2/dez	86,738	12.33	1,069.47
Common Shares		buy	3/dez	300,000	12.31	3,693.00
Common Shares		buy	3/dez	3,700,000	12.35	45,695.00
Common Shares		buy	3/dez	4,138,199	12.30	50,899.84
Common Shares		Total		8,233,302		101,460.45
Common Shares		sell	19/dez	39,960	12.60	503.48
Common Shares		Total		39,960		503.48
Non-Voting Shares		buy	2/dez	300,000	14.20	4,260.00
Non-Voting Shares		buy	2/dez	1,700,000	14.19	24,123.00
Non-Voting Shares		buy	2/dez	300,000	14.20	4,260.00
Non-Voting Shares		buy	2/dez	1,700,000	14.19	24,122.99
Non-Voting Shares		buy	2/dez	300,000	14.20	4,260.00
Non-Voting Shares		buy	2/dez	1,700,000	14.19	24,122.99
Non-Voting Shares		buy	2/dez	32,160	14.19	456.35
Non-Voting Shares		buy	2/dez	3,773	14.19	53.53
Non-Voting Shares		buy	2/dez	4,667	14.19	66.22
Non-Voting Shares		buy	2/dez	26,012	14.19	369.11
Non-Voting Shares		buy	2/dez	49,285	14.19	699.35
Non-Voting Shares		buy	19/dez	7,444	14.40	107.19
Non-Voting Shares		buy	19/dez	100,000	14.41	1,441.00
Non-Voting Shares		Total		6,223,341		88,341.73
Non-Voting Shares		rent	22/dez	10,000,000	0.00	0.00
Non-Voting Shares		Total		10,000,000		0.00
Non-Voting Shares		sell	3/dez	89,655	14.20	1,273.10
Non-Voting Shares		sell	3/dez	3,800,000	14.25	54,149.99
Non-Voting Shares		sell	3/dez	4,000,000	14.21	56,840.00
Non-Voting Shares		sell	9/dez	2,146	14.14	30.34
Non-Voting Shares		sell	10/dez	100,000	14.19	1,419.00
Non-Voting Shares		sell	10/dez	1,700,000	14.20	24,139.99
Non-Voting Shares		sell	18/dez	700,000	14.35	10,045.00
Non-Voting Shares		Total		10,391,801		147,897.42
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	689,701,707	0.0863	0.0434
Non-Voting Shares	1,446,238,589	0.1837	0.0911

In December 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco BCN Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	( )Board of Directors	(x)Board of Executive Officers	( )Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1	0.0002	0.0002
Non-Voting Shares

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In December 2003 there were not operations with secutiries and derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( )Board of Executive Officers	(x)Audit Committee	( )Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,439,266	0.0747	0.0376
Non-Voting Shares	211,207,298	0.0268	0.0133
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	597,439,266	0.0747	0.0376
Non-Voting Shares	211,207,298	0.0268	0.0133

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.